SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 1)*

                             PROLINK HOLDINGS CORP.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    74340T100
                                    ---------
                                 (CUSIP Number)

                                 December 31, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74340T100
------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
---------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       --------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,699,106 shares of Common Stock.  *
OWNED BY     --------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    --------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:   4,699,106 shares of Common Stock. *
---------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,699,106 shares of Common Stock
---------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
---------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
---------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
---------------------------------------------------------------------------------

Based on 47,038,107 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007. As of December 31, 2007, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S.") and PSource Structured Debt Limited ("PSDL", and together with Calliope and Valens U.S., the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 for the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remainder of the Principal Amount, subject to certain adjustments.
 The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S. and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S. and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default

(as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd., which is managed by Laurus Capital Management, LLC. PSDL is managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 74340T100
---------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Calliope Capital Corporation
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237865
---------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
---------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       --------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   4,699,106 shares of Common Stock.  *
OWNED BY     --------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    --------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:   4,699,106 shares of Common Stock. *
---------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,699,106 shares of Common Stock
---------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
---------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
---------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
---------------------------------------------------------------------------------

Based on 47,038,107 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007. As of December 31, 2007, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S.") and PSource Structured Debt Limited ("PSDL", and together with Calliope and Valens U.S., the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 for the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remainder of the Principal Amount, subject to certain adjustments.
 The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S. and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S. and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default

(as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd., which is managed by Laurus Capital Management, LLC. PSDL is managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 74340T100
---------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
---------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
---------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       --------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   4,699,106 shares of Common Stock.  *
OWNED BY     --------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    --------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:   4,699,106 shares of Common Stock. *
---------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,699,106 shares of Common Stock
---------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
---------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
---------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO, HC
---------------------------------------------------------------------------------

Based on 47,038,107 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007. As of December 31, 2007, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S.") and PSource Structured Debt Limited ("PSDL", and together with Calliope and Valens U.S., the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 for the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remainder of the Principal Amount, subject to certain adjustments.
 The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S. and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S. and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default

(as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd., which is managed by Laurus Capital Management, LLC. PSDL is managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 74340T100

---------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
---------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
---------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       --------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   4,699,106 shares of Common Stock.  *
OWNED BY     --------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    --------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:   4,699,106 shares of Common Stock. *
---------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,699,106 shares of Common Stock
---------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
---------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
---------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
---------------------------------------------------------------------------------

Based on 47,038,107 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007. As of December 31, 2007, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S.") and PSource Structured Debt Limited ("PSDL", and together with Calliope and Valens U.S., the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 for the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remainder of the Principal Amount, subject to certain adjustments.
 The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S. and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S. and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default

(as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd., which is managed by Laurus Capital Management, LLC. PSDL is managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 74340T100
---------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
---------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
---------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       --------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   4,699,106 shares of Common Stock.  *
OWNED BY     --------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    --------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:   4,699,106 shares of Common Stock. *
---------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,699,106 shares of Common Stock
---------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
---------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
---------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
---------------------------------------------------------------------------------

Based on 47,038,107 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007. As of December 31, 2007, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S.") and PSource Structured Debt Limited ("PSDL", and together with Calliope and Valens U.S., the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 for the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remainder of the Principal Amount, subject to certain adjustments.
 The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S. and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S. and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd., which is managed by Laurus Capital Management, LLC. PSDL is managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 74340T100

---------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
---------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
---------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       --------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   4,699,106 shares of Common Stock.  *
OWNED BY     --------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    --------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:   4,699,106 shares of Common Stock. *
---------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,699,106 shares of Common Stock
---------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
---------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
---------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
---------------------------------------------------------------------------------

Based on 47,038,107 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007. As of December 31, 2007, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S.") and PSource Structured Debt Limited ("PSDL", and together with Calliope and Valens U.S., the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 for the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remainder of the Principal Amount, subject to certain adjustments.
 The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S. and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S. and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd., which is managed by Laurus Capital Management, LLC. PSDL is managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 74340T100
---------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: David Grin
---------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
---------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       --------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   4,699,106 shares of Common Stock.  *
OWNED BY     --------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    --------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:   4,699,106 shares of Common Stock. *
---------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,699,106 shares of Common Stock
---------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
---------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
---------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
---------------------------------------------------------------------------------

Based on 47,038,107 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007. As of December 31, 2007, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S.") and PSource Structured Debt Limited ("PSDL", and together with Calliope and Valens U.S., the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 for the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remainder of the Principal Amount, subject to certain adjustments.
 The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S. and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S. and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd., which is managed by Laurus Capital Management, LLC. PSDL is managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 74340T100
---------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Eugene Grin
---------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
---------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       --------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:   4,699,106 shares of Common Stock.  *
OWNED BY     --------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    --------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:   4,699,106 shares of Common Stock. *
---------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,699,106 shares of Common Stock
---------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
---------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
---------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
---------------------------------------------------------------------------------

Based on 47,038,107 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007. As of December 31, 2007, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S.") and PSource Structured Debt Limited ("PSDL", and together with Calliope and Valens U.S., the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 for the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remainder of the Principal Amount, subject to certain adjustments.
 The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S. and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S. and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default

(as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd., which is managed by Laurus Capital Management, LLC. PSDL is managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 74340T100

Item 1(a).  Name of Issuer: ProLink Holdings Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            410 South Benson Ln.
            Chandler, AZ 85224

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Calliope Capital Corporation, a Delaware corporation, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Calliope Capital Corporation is a wholly owned subsidiary of Laurus Master Fund. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by Calliope Capital Corporation, PSource Structured Debt Limited, and Valens U.S. SPV I, LLC. Information related to each of Calliope Capital Corporation, PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  74340T100

Item 3.     Not Applicable

Item 4.     Ownership:

        (a) Amount Beneficially Owned: 4,699,106 shares of Common Stock

        (b) Percent of Class: 9.99%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock. *

            (ii) shared power to vote or to direct the vote: 4,699,106 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  4,699,106 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable (see Item 2(a))

Item 8.     Identification and Classification of Members of the Group:
            Not applicable (see Item 2(a))

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

      By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------

Based on 47,038,107 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007. As of December 31, 2007, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S.") and PSource Structured Debt Limited ("PSDL", and together with Calliope and Valens U.S., the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 3,567,568 Shares, at an exercise price of $1.40 per Share for the first 1,189,189 Shares acquired thereunder, $1.50 per Share for the next 1,189,189 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate principal amount (the "Principal Amount") of $4,000,000, which is convertible into Shares at a conversion rate of $1.40 per Share for the first $1,333,333 of the Principal Amount, $1.50 for the next $1,333,333 of the Principal Amount and $1.67 per Share with respect to the remainder of the Principal Amount, subject to certain adjustments.
 The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S. and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S. and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd., which is managed by Laurus Capital Management, LLC. PSDL is managed by Laurus Capital Management, LLC. Valens U.S. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 74340T100

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 14, 2008
                                    ----------------
                                    Date

                                       Laurus Master Fund, Ltd.

                                    /s/ David Grin
                                    ----------------
                                    David Grin
                                    Director

CUSIP No. 74340T100

APPENDIX A
A. Name:                   Calliope Capital Corporation, a Delaware corporation
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Delaware

B. Name:                   PSource Structured Debt Limited, a
                           closed-ended company incorporated with
                           limited liability in Guernsey
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Guernsey

C. Name:                   Laurus Capital Management, LLC, a
                           Delaware limited liability company 335
                           Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Delaware

D. Name:                   Valens U.S. SPV I, LLC, a Delaware limited liability
                           company
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Delaware

E.                         Name: Valens Capital Management, LLC, a
                           Delaware limited liability company 335
                           Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Delaware

F. Name:                   David Grin
   Business                335 Madison Avenue, 10th Floor
   Address:                New York,
                           New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Director of Valens U.S. SPV I, LLC
                           Director of PSource Structured Debt Limited
                           Director of Calliope Capital Corporation
                           Principal of Laurus Capital Management, LLC
                           Principal of Valens Capital Management, LLC

   Citizenship:            Israel

G. Name:                   Eugene Grin
   Business                335 Madison Avenue, 10th Floor
   Address:                New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Director of Valens U.S. SPV I, LLC

                           Director of PSource Structured Debt Limited
                           Director of Calliope Capital Corporation
                           Principal of Laurus Capital Management, LLC
                           Principal of Valens Capital Management, LLC

   Citizenship:            United States

CUSIP No. 74340T100

Each of Calliope Capital Corporation, PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the
Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Calliope Capital Corporation

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    President, Chairman, Secretary
    February 14, 2008

PSource Structured Debt Limited

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Director
    February 14, 2008

Laurus Capital Management, LLC

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    February 14, 2008

Valens Capital Management, LLC

Valens U.S. SPV I, LLC

By: Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 14, 2008

/s/ David Grin
-----------------------------------------
    David Grin
    February 14, 2008

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 14, 2008